

June 28, 2007

<u>via U.S. Mail</u>

Mr. David Wallace
Chief Executive Officer
Ecoland International, Inc.
4425 Ventura Canyon Avenue, Suite 105
Sherman Oaks, California 91423

> **Re:** **Ecoland International, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed June 14, 2007**
> **File No. 333-140396**

Dear Mr. Wallace:

We have reviewed your filing and response letter dated June 13, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Amendment No. 2 to Registration Statement on Form SB-2</u>

<u>General</u>

1. We note certain disclosure throughout your filing that suggests you own the dry bar cave bat guano, such as on the bottom of page 8. Please reiterate throughout your filing that you only distribute the product pursuant to two non-exclusive letter agreements with Sociaf. Also, where appropriate, clearly disclose the expenses incurred for each step of the distribution process.

2.   We note that throughout your filing, you refer readers to different sources and websites to find further information or verify certain disclosure. For instance, we note that you disclose the market size for garden fertilizers in Germany, France and the U.K. and then refer readers to information found in outside sources. Please revise to provide the relevant and material disclosure in the filing itself, rather than refer readers elsewhere to find such information.

3.   We note that in your "Description of Business" section, you discuss certain risks, such as strategic and competitive risks. Please delete this section as you should address all material risks in your risk factor section.

Risk Factors, page 4

4.   We note your response to prior comment 4. Our intent was not for you to delete those risks entirely, but rather revise the captions to better disclose the resulting risk of harm to investors. Please add back those risk factors and simply revise the captions, and any others you deem necessary, to concisely identify the risk to be discussed.

        Further, in this regard, please add a risk factor addressing your policy of not declaring or paying dividends. It appears that the salient risk is that investors will realize a return on their investment only if your stock price appreciates, if at all.

Market Analysis, page 12

5.   We note your response to prior comment 8. Your assumptions are still not clear. It is not clear, for instance, why you believe that 5% is a reasonable assumption regarding the possible demand for bat guano. You also do not specify your assumptions "underlying converting current animal by product users to guano" in a manner which supports a quantified projection. Please revise or advise.

Liquidity and Capital Resources, page 19

6.   We note your response to prior comment 12. Please disclose your response in the filing.

Certain Relationships and Related Transactions, page 24

7.   We note your response to prior comment 14. Please also disclose in this section the approximate dollar value of the amount involved in the transaction in which you issued shares of your common stock to Messrs. Wallace and Russell.

Critical Accounting Policies, page 19

8.   We note your response to our prior comment number 13. It remains unclear why your accounting policy for cash and earnings per share are a component of this disclosure. Please note that critical accounting policies are those that require critical methods, judgments and estimates. Please revise your disclosure accordingly.

9.   We note your accounting policy regarding stock based compensation. It appears your accounting policy presented under the heading of Critical Accounting Policies differs from that which is presented on page F-10 of your financial statement notes. Please revise your disclosures accordingly.

Financial Statements

General

10.   We note your response to our prior comment number 15 and are unable to locate your audited Consolidated Statement of Operations or Consolidated Statements of Cash Flows for the years ended May 31, 2006 and 2005 in your document. Please include both audited historical financial statements and separate interim financial statements and related notes for both sets of financial statements in your disclosures.

Report of Independent Registered Public Accounting Firm page F-1

11.   We continue to note that your audit opinion presents an inconsistency between the introductory paragraph and the opinion paragraph. The opinion paragraph refers to a period ended November 30, 2006 while the introductory paragraph that defines the periods subject to audit, refers to a period ended May 31, 2006. As it appears your year end is May 31, please explain why your audit opinion opines on a period ended November 30, 2006 which is greater than the period defined in the scope of the audit.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kevin Stertzel at (202) 551-3723 or, in his absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: K. Stertzel
        J. Davis
        J. Wynn

        <u>via facsimile</u>
        Norman T. Reynolds, Esq.
        Glast, Phillips & Murray, P.C.
        (713) 237-3202